4
1
<SROS>NASDAC
<REPORTING-OWNER>
  0001206177
  e*z2caxf
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  THERMA-WAVE, INC.
  0000828119
  <IRS-NUMBER>94-3000561
</SUBJECT-COMPANY>
<PERIOD>12/31/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   SCHWARTZ, MARTIN M.
   1250 RELIANCE WAY


   FREMONT, CA  94539
2. Issuer Name and Ticker or Trading Symbol
   THERMA-WAVE, INC. (TWAV)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   12/31/02
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   PRESIDENT, CEO and DIRECTOR
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.01 per share        12/31/02    V        600           A  $0.672       35,125         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $4.000                                                                     08/03/99     08/03/08
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     07/20/00     07/20/09
(right to buy)
Non-Qualified Stock Option     $13.400                                                                    07/27/02     07/27/11
(right to buy)
Non-Qualified Stock Option     $21.313                                                                    07/31/01     07/31/10
(right to buy)
Non-Qualified Stock Option     $4.000                                                                     08/03/00     08/03/08
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     07/20/01     07/20/09
(right to buy)
Non-Qualified Stock Option     $4.000                                                                     08/03/01     08/03/08
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     07/20/02     07/20/09
(right to buy)
Non-Qualified Stock Option     $4.000                                                                     08/03/02     08/03/08
(right to buy)
Non-Qualified Stock Option     $6.000                                                                     07/20/03     07/20/09
(right to buy)
Non-Qualified Stock Option     $4.000                                                                     08/03/03     08/03/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   37,500                    37,500        D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   37,500                    37,500        D   Direct
(right to buy)                           per share #2
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   37,500                    37,500        D   Direct
(right to buy)                           per share #3
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   37,500                    37,500        D   Direct
(right to buy)                           per share #4
Non-Qualified Stock Option               Common Stock, Par Value $.01   40,000                    40,000        D   Direct
(right to buy)                           per share #5

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ SCHWARTZ, MARTIN M.
DATE 01/13/03